Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended June 30, 2007
(millions)
Operating Revenue	$16,285

Operating Expenses	13,773

Income from operations	2,512

Other income	174

Interest and related charges	1,057

Income before income tax expense	1,629

Income tax expense	676

Minority interest	20

Income from continuing operations before extraordinary item	933

Extraordinary item (net of income tax benefit of $101)	(158)

Loss from discontinued operations (including income tax expense of $23)	(167)

Net Income	$608

Earnings Per Common Share - Basic
Income from continuing operations before extraordinary item	$2.67
Extraordinary item	(0.45)
Loss from discontinued operations	(0.48)

Net income	$1.74

Earnings Per Common Share - Diluted
Income from continuing operations before extraordinary item	$2.65
Extraordinary item	(0.45)
Loss from discontinued operations	(0.47)

Net income	$1.73